Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To The Board of Directors

Harbin Electric, Inc. and Subsidiaries

We consent to the use of our reports dated March 15, 2011, with respect to the consolidated balance sheets of Harbin Electric, Inc. and Subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010 and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Harbin Electric, Inc.  We also consent to the incorporation by reference in the registration statement on Form S-3 (No. 333-159507), Form S-3/A (No. 333-148908), Form S-3/A (No. 333-166183) and Form S-8 (No. 333-140583)

/S/ Frazer Frost, LLP
Brea, California
March 16, 2011